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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32152

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

	MM/DD/YY		MM/DD/YY

SEC Mail Processing Section APR 02 2019 Washington DC 408

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TrustCore Investments, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

5314 Maryland Way, Suite 300

(No. and Street)

Brentwood	TN	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, PC

(Name – *if individual, state last, first, middle name*)

1201Demonbreun St, Ste 1220 Nashville	TN	37203
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**


RMS

OATH OR AFFIRMATION

I, Darryl L. Edmonds _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustCore Investments, LLC _____ , as of December 31 _____ , 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Vice-President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Report of Independent Registered Public Accounting Firm's Reveiw of Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUSAN H. RICH
STATE OF TENNESSEE
NOTARY PUBLIC
MY COMM. EXP. MAY 1, 2021
WILLIAMSON COUNTY



Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
Joshua K. Cundiff, CPA
Michael T. Holland, CPA, ABV, CFF
M. Todd Maggart, CPA, ABV, CFF
Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC.)
Brentwood, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TrustCore Investments, LLC (a wholly-owned subsidiary of TrustCore, LLC) as of December 31, 2018, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of TrustCore Investments, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TrustCore Investments, LLC's management. Our responsibility is to express an opinion on TrustCore Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TrustCore Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

To The Board of Directors
TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore Investments, LLC)
Page Two

Auditor's Report on Supplemental Information

The information contained in Schedules 1 through 4 (Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule 2 - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission; Schedule 3 - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission; Schedule 4 - Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c-3-3) has been subjected to audit procedures performed in conjunction with the audit of TrustCore Investments, LLC's financial statements. The supplemental information is the responsibility of TrustCore Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules 1 through 4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as TrustCore Investments, LLC's auditor since December 31, 1999.

Maggart & Associates, P.C.

Nashville, Tennessee
February 28, 2019

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Statement of Financial Condition

December 31, 2018

<u>Assets</u>

Cash	$	72,856
Receivable from fund companies and clearing organization		32,007
Receivable from registered representatives		13,456
Prepaid expenses		14,345
Total assets	$	132,664

<u>Liabilities and Member's Equity</u>

Liabilities:		
Payable to registered representatives	$	57,106
Due to parent company		19,211
Total liabilities		76,317
Member's equity:		
Retained earnings		56,347
Total member's equity		56,347
Total liabilities and member's equity	$	132,664

The accompanying notes are an integral part of these financial statements.

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Statement of Income

For the Year Ended December 31, 2018

Revenues:		
Commissions	$	419,392
Interest Income		68
Total revenues		419,460
Operating expenses:		
Commission expense		276,749
Clearance fees		24,029
Salaries and benefits		122,324
Insurance		21,557
Interest expense		699
Professional fees		21,391
Communications and data processing		10,944
Taxes and licenses		38,615
Office expense		17,939
Total operating expenses		534,247
Net loss	$	(114,787)

The accompanying notes are an integral part of these financial statements.

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Statement of Changes in Member's Equity

For the Year Ended December 31, 2018

Balance at December 31, 2017	$ 171,134
Net Loss	(114,787)
Balance at December 31, 2018	$ 56,347

The accompanying notes are an integral part of these financial statements.

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Statement of Changes in Liabilities Subordinated
To Claims of General Creditors

For the Year Ended December 31, 2018

Subordinated liabilities at beginning and end of year $ -

The accompanying notes are an integral part of these financial statements.

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Statement of Cash Flows

For the Year Ended December 31, 2018

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net loss		$ (114,787)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Decrease in receivable from fund companies and clearing Organization	$ 10,947	
Decrease in prepaid expenses	5,939	
Increase in receivable from registered representatives	(712)	
Decrease in payable to registered representatives	(11,745)	
Change in income tax accrual	4,354	
Total adjustments		8,783
Net cash used in operating activities		(106,004)
Cash flows from investing activities:		
Decrease in deposit with clearing organization	50,000	
Net cash provided by investing activities		50,000
Cash flows from financing activities:		
Decrease in due to parent company	(86,632)	
Net cash used in financing activities		(86,632)
Net decrease in cash and cash equivalents		(142,636)
Cash and cash equivalents at beginning of year		215,492
Cash and cash equivalents at end of year		$ 72,856
Supplemental Disclosure of Cash Flow Information:		
Cash paid in current year for:		
Interest		$ 699

The accompanying notes are an integral part of these financial statements.

(1) <u>**Organization**</u>

TrustCore Investments LLC (the "Company") is a wholly-owned subsidiary of TrustCore LLC and is engaged in the securities business. The Company is a limited business broker-dealer which sells general securities on a fully disclosed basis through direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is organized in the State of Tennessee as a limited liability company formed pursuant to the Tennessee Revised Limited Liability Company Act.

(2) <u>**Summary of Significant Accounting Policies**</u>

(a) <u>**Cash and Cash Equivalents**</u>

For the purpose of the statement of cash flows, the Company considers all cash and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality. There were no bank deposits in excess of the federally insured limits at December 31, 2018.

(b) <u>**Revenue Recognition**</u>

The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade-date basis.

Revenue from contracts with customers include brokerage commissions and distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company may receive a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and reward of ownership have been transferred to/from the customer.

(2) <u>*Summary of Significant Accounting Policies, Continued*</u>

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The following table presents revenue by major source as of December 31, 2018:

Revenue from contracts with customers		
Commissions		
Brokerage commissions	$	122,869
Distribution fees		296,523
Total commissions revenue	$	419,392
Total revenue from contracts with customers	$	419,392

(c) <u>*Income Taxes*</u>

As a limited liability company, income taxes on net income are payable personally by the members. Accordingly, no provision or benefit has been made for federal and state income taxes. Prior to 2018, the Company filed consolidated federal and state income tax returns with its parent company and other subsidiaries. The consolidated federal and state income tax returns associated with the Company's parent for 2017, 2016, and 2015 are subject to examination by the federal and state tax authorities generally for three years after they were filed.

(d) <u>*Estimates*</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) <u>**Summary of Significant Accounting Policies, Continued**</u>

    (e) <u>**Advertising Costs**</u>

        Advertising costs are expensed as incurred.

    (f) <u>**Fair Value of Financial Instruments**</u>

        Accounting Standards Codification No. 820, "Fair Value Measurement", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced sale or liquidation. The carrying amounts of the Company's short-term financial instruments approximate fair value due to the relatively short maturity period for these instruments.

(3) <u>**Net Capital Requirements and Other Restrictions**</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires that a broker-dealers aggregate indebtedness, as defined, shall not exceed fifteen times net capital subject to a minimum capital equal to $5,000. At December 31, 2018, the Company had net capital as defined of $21,701 which was $16,613 in excess of its required net capital of $5,088.

(4) <u>**Due To Parent Company**</u>

The amount of $19,211 at December 31, 2018 represents unsecured non-interest bearing advances made from its 100% member. The account is used for clearing of expense allocation between the Company and its affiliates.

(5) <u>**Related Party Transactions**</u>

Substantially all expenses of the Company, except commission expense and clearing charges represent allocations of such expenses from its parent company. The allocation is determined through an established expense sharing agreement between the Company and the parent company. Expenses allocated to the Company for the year ended December 31, 2018, were approximately $143,000. Current year advertising costs of $1,012, as allocated to the Company, were included in the expense category of office expense.

In addition, the parent company has entered into a line of credit note agreement under a UCC financing statement acknowledgement with a financial institution. Under the terms of the line of credit agreement, the parent company may borrow up to a principal amount of $500,000. The maturity date of the line of credit agreement is October 9, 2019. Interest on the line of credit is due monthly based on the outstanding principal at a variable rate determined by the financial institution. The underlying promissory note associated with the line of credit is secured with the Company serving as grantor in the underlying security agreement along with the parent company and two other affiliated companies. As of December 31, 2018, the outstanding principal balance

(5)   _Related Party Transactions, Continued_

on the parent company's line of credit was $0. The effective interest rate at December 31, 2018 was 5.50%.

Effective January 9, 2014, the parent company entered into a promissory note agreement with a financial institution as a means of financing furniture and equipment additions in connection with the facilities relocation. The principal amount of the loan of $400,000 was to be paid in equal monthly installments of $5,526, including interest at 4.25%, through January 2021. The loan was collateralized by the furniture and equipment additions made in connection with the proceeds of the loan. In addition, the parent company directors served as guarantors of this promissory note. The outstanding balance of the loan along with accrued interest was paid in full during April 2018.

The Company shares note payable interest charges through the parent company's allocation of expenses. The Company's share of interest expense on debt obligations was $699.

Effective January 1, 2014, the parent company along with affiliated companies relocated their operations to a building owned in part by directors of the parent company. Associated with this move, the parent company entered into a ten-year lease agreement with the owner beginning January 1, 2014. After the initial 10-year lease term, the parent company will have three consecutive options to renew the lease for a three-year period associated with each option. Lease payments, under this agreement beginning January, 2014, are paid by the parent and scheduled as follows:

Year Ended December 31,	Amount
2019	663,014
2020	676,274
2021	689,799
2022	703,595
2023	717,667
	$ 3,450,349

(6)   _Receivable from Fund Companies and Clearing Organization and Payable to Registered Representatives_

Amounts receivable from fund companies and clearing organization and payable to registered representatives at December 31, 2018, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 32,007	57,106

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Notes to Financial Statements, Continued

December 31, 2018

(7)   *Commission Concentrations*

During 2018, four registered representatives (all of which are members of parent company and officers or directors of the Company) accounted for approximately 49% of the total commission revenue for the current year of $419,392 and approximately 48% of the total commission expense for the current year of $276,749.

In addition, within commission revenue two sources accounted for 60% of the total commission revenue for the current year.

(8)   *Legal*

The Company, from time to time, may be involved in litigation, disputes and claims arising in the ordinary course of business. These matters arise from a variety of sources including the day-to-day operations of the business, governmental compliance and contracts/agreements related to its customers and vendors. There were no matters outstanding as of December 31, 2018, that were known to management.

(9)   *Exemption of SEC Rule 15c3-3 Reserve Requirement*

The Company is exempt from the provisions of SEC Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(10)   *Material Change in Business*

In December 2016, the Board of Directors of the parent company approved a strategic change of direction for the Company. This change involved a strategic de-emphasis of the broker-dealer business in favor of an increased emphasis on TrustCore LLC's registered investment advisory subsidiary business housed in TrustCore Financial Services LLC. A primary result of this change was that over the course of 2017 and 2018, client accounts were converted from having a clearing broker, National Financial Services, Inc. (NFS), serve as the client custodian to another broker as client custodian, Charles Schwab & Co. Another key outcome is that the Company's clearing agreement with its clearing broker (NFS) expired on February 7, 2018. In February 2018, the company changed its FINRA filing status to that of a limited-use broker dealer. The result of this change is the Company's net capital requirement declined to $5,000 from $50,000, and the $50,000 deposit held by NFS was returned to the company.

Due to this strategic change, the Company experienced a significant loss in 2018. This loss was a result of expenses being allocated within the affiliated companies on a basis similar to the basis prior to the strategic change. The Company will continue in the modification of the expense sharing arrangement with the parent company to more accurately report expenses and to create sustained profitability going forward.

(11)   <u>Contingencies</u>

Management is not aware of any contingencies at December 31, 2018 that have not been disclosed in the financial statements.

(12)   <u>*Subsequent Events*</u>

Management has evaluated subsequent events through February 28, 2019, the date which the financial statements were available to be issued.

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2018

Total member's equity from Statement of Financial Condition	$	56,347
Total member's equity qualified for net capital	$	56,347
Less nonallowable assets and haircuts:		
Receivable from fund companies and clearing organization, outstanding greater than 30 days		6,845
Receivable from non-customers		13,456
Prepaid expenses		14,345
Total non-allowable assets and haircuts		34,646
Net capital		21,701
Net capital required		5,088
Excess net capital	$	16,613
Aggregate indebtedness as included in the Statement of Financial Condition:		
Payable to registered representatives	$	57,106
Due to parent company		19,211
Total aggregate indebtedness	$	76,317
Ratio of aggregate indebtedness to net capital		351.68%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2018):		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	34,957
Effect of audit adjustments		(13,256)
Net capital, per December 31, 2018 audit report	$	21,701 (a)

(a) The company's (unaudited) FOCUS Report for the period ended December 31, 2018 was amended on February 27, 2019 to reflect the net capital per the December 31, 2018 audit report of $21,701.

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Computation for Determination of
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2018

The Company is exempt from the requirements of Rule 15c3-3 under Section K(1) of the Rule.

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Information Relating to Possession or
Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2018

The Company is exempt from the requirements of Rule 15c3-3 under Section K(1) of the Rule.

TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)

Reconciliation, Including Appropriate Explanation, of the
Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve
Requirements Under Exhibit A of Rule 15c3-3

December 31, 2018

A reconciliation of the net capital computed on Schedule 1 with the computation of net capital on the December 31, 2018 FOCUS Report - Part IIA, as originally submitted, is shown below:

Net capital as reported on the Company's FOCUS Report - Part IIA (unaudited) at December 31, 2018	$	34,957
Audit Adjustments:		
To record increase in receivables from non-customers		13,456
To record decrease in haircuts on securities		200
To record decrease in intercompany payable		2,090
To record increase in commission payable		(15,546)
To reflect increase in non-allowable assets resulting from audit		(13,456)
		(13,256)
Net capital as computed on Schedule 1	$	21,701

The Company is exempt from the reserve requirements of Rule 15c3-3 under Section K(1) of the Rule.



MAGGART & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
Joshua K. Cundiff, CPA
Michael T. Holland, CPA, ABV, CFF
M. Todd Maggart, CPA, ABV, CFF
Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

<u>*REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*</u>

To The Board of Directors
TrustCore Investments, LLC
(a wholly-owned subsidiary of TrustCore, LLC)
Brentwood, Tennessee

We have reviewed management's statements, included in the accompanying TrustCore Investments, LLC Exemption Report, in which (1) TrustCore Investments, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which TrustCore Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1), exemption provisions and (2) TrustCore Investments, LLC stated that TrustCore Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. TrustCore Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TrustCore Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Maggart & Associates, P.C.

Nashville, Tennessee
February 28, 2019

TrustCore Investments, LLC
SEC #:   8-32152
FINRA #:   15423
February 28, 2019

TrustCore's Exemption Report

TrustCore Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17C.F.R §240.15c3-3 under the following provisions of 17C.F.R §240.15c3-3(k)(1).

The Company met the identified exemption provisions in 17C.F.R §240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

TrustCore Investments, LLC

I, Darryl L. Edmonds., swear (or affirm) that, to my best knowledge and belief, this Exemption report is true and correct.

_____
Vice-President